

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

Elizabeth Boland
Chief Financial Officer
Bright Horizons Family Solutions Inc.
200 Talcott Avenue
Watertown, Massachusetts 02472

      Re: Bright Horizons Family Solutions Inc.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed February 27, 2020
          File No. 001-35780

Dear Ms. Boland:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services